SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Florida East Coast Industries, Inc.
(Exact Name of Registrant as Specified in Its Charter)

FLORIDA (State of Incorporation or Organization)	59-2349968 (I.R.S. Employer Identification No.)

1 Malaga Street St. Augustine, Florida (Address of Principal Executive Offices)	32084 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered Class B Common Stock	Name of Each Exchange on Which Each Class is to be Registered New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
(Title of Class) none

Item 1: Description of Registrant's Securities to be Registered

The description of the Registrant's common stock, no par value per share, in the Registrant's Registration Statement on Form S-14 (the "Registration Statement on Form S-14") filed with the Securities and Exchange Commission (the "Commission") on February 17, 1984, as amended, is incorporated herein by reference. On May 26, 1998, the shareholders of the Registrant approved an increase in the number of authorized shares from 9,360,000 to 50,000,000, approved a 4-for-1 stock split, and changed the par value of the Registrant's common stock from $6.25 per share to no par value per share.

On October 27, 1999, the Registrant and The St. Joe Company ("St. Joe"), currently the holder of approximately 54% of the outstanding common stock of the Registrant, announced their intention to separate by means of a tax-free distribution of all the shares owned by St. Joe to St. Joe's shareholders (the "Distribution"). In order to facilitate the Distribution, shareholders of the Registrant held a special meeting on March 8, 2000 to approve a recapitalization of the Registrant pursuant to which St. Joe will receive one share of a new class of common stock of the Registrant for each share of common stock it owns. At the special meeting, shareholders of the Registrant adopted amendments to the Registrant's articles of incorporation which create a new class of common stock called Class B Common Stock, no par value per share (the "Class B Common Stock"), having the right to elect as a class 80% of the board of directors of the Registrant. The Class B Common Stock will be issued to St. Joe in exchange for the shares of the Registrant held by St. Joe. The Registrant expects that St. Joe will distribute the Class B Common Stock to St. Joe shareholders on or as soon as practicable following October 9, 2000. All other outstanding shares of Registrant's common stock will be re-designated as Class A Common Stock, no par value per share (the "Class A Common Stock"). Except for voting rights with respect to the election or removal of directors, and the ability to receive in a merger transaction shares with the same voting attributes, the Class B Common Stock and the Class A Common Stock are identical, including the right to vote on fundamental transactions affecting the Registrant.

In addition to reclassifying the Registrant's common stock into two classes, the Amended and Restated Articles of Incorporation (the "Amended Articles") provide for other provisions necessary to effect the recapitalization of the Registrant. The Amended Articles increase the number of authorized capital to 150,000,000 shares of common stock, consisting of 50,000,000 shares of Class A Common Stock and 100,000,000 shares of Class B Common Stock. In addition, the Amended Articles authorize 20,000,000 shares of preferred stock, the terms of which the Registrant's board may designate at any time. Upon consummation of the recapitalization, two directors will be designated as Class A Directors to be elected by the holders of Class A Common Stock and the remaining eight directors will be designated as Class B Directors to be elected by holders of Class B Common Stock.

The Amended Articles also include corporate governance provisions intended to prevent unsolicited acquirers from taking advantage of the new capital structure by attempting to obtain control of the Registrant solely through the acquisition of a large block of Class B Common Stock. Specifically, the Amended Articles impose a limitation on the voting rights of significant holders of Class B Common Stock. A holder of 15% or more of the outstanding shares of Class B Common Stock may only freely vote the number of shares of Class B Common Stock as would allow the holder to elect the number of directors which is proportionate with the economic interest in the Registrant represented by the holder's shares in relation to all outstanding shares of Common Stock as of the Distribution. The vote relating to the significant holder's remaining shares of Class B Common Stock will be applied pro rata in accordance with the votes of all other shares of Class B Common Stock. In addition, the Amended Articles provide that directors may only be removed for cause, require the approval of a majority of the board of directors plus 75% of the votes entitled to elect directors (voting together as a single class) to amend the Amended Articles and require shareholders to follow advance notice procedures to conduct business at a shareholder meeting.

The corporate governance provisions of the Amended Articles and the Amended and Restated Bylaws may have certain anti-takeover effects. The provisions are designed to specifically discourage unsolicited takeover attempts which discriminate between holders of Class A Common Stock and Class B Common Stock. They may also generally discourage attempts to assume control of FECI through a merger or tender offer which is not negotiated with the board of directors of the Registrant. At the same time, certain provisions may hinder efforts by shareholders of the Registrant to remove incumbent directors or influence the actions of the Registrant.

The foregoing description of the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Registrant is qualified in its entirety by reference to the full text of such documents listed as Exhibits 2 and 3 and incorporated herein by reference.

Item 2: Exhibits

1.	Form of Class B Common Stock Certificate.

2.	Amended and Restated Articles of Incorporation of the Registrant, incorporated by reference to Appendix D to the Definitive Proxy Statement on Schedule 14A filed with the Commission on February 4, 2000 (Registration No. 001-08728) (the "Proxy Statement").

3.	Amended and Restated By-laws of the Registrant, incorporated by reference to Appendix E to the Proxy Statement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
FLORIDA EAST COAST INDUSTRIES, INC.

	By:	/s/ Heidi J. Eddins
Name: Heidi J. Eddins Title: Executive Vice President, Secretary and General Counsel

Date: October 4, 2000